SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING RESULTS OF STOCK REPURCHASES

On March 24, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning results of stock repurchases and conclusion of its repurchases of common stock authorized by the board of directors’ meeting held on November 9, 2007.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: March 24, 2008

March 24, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice regarding Results of Stock Repurchases

Nippon Telegraph and Telephone Corporation (“NTT”) hereby announces as below, the results of repurchases of shares of its common stock conducted pursuant to Article 156 of the Corporation Law of Japan, as applied pursuant to Paragraph 3, Article 165 of the Corporation Law. This concludes NTT’s repurchase of its common stock authorized by the board of directors’ meeting held on November 9, 2007.

1.	Class of shares repurchased:	Common stock

2.	Period for repurchase:	March 1, 2008 to March 24, 2008

3.	Total number of shares repurchased:	24,780 shares

4.	Aggregate repurchased amount:	JPY 10,929,455,000

5.	Method of repurchase:	Acquisition at the Tokyo Stock Exchange

(Reference)

1.	Details of the resolution relating to repurchase of NTT shares by the board of directors’ meetings on November 9, 2007

	(1) Class of shares to be repurchased:	Common stock

	(2) Maximum total number of shares to be repurchased:	Up to 200,000 shares

	(3) Maximum aggregate repurchase amount:	Up to 100 billion yen

	(4) Period for repurchases:	November 12, 2007 to March 24, 2008

2.	Total number and value of shares repurchased as of March 24, 2008

	(1) Total number of shares repurchased:	178,698 shares

	(2) Aggregate repurchased amount:	JPY 94,429,455,000

For further inquiries, please contact:

(Mr.) Sarashina or (Mr.) Yui
Investor Relations Office
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Tel: +81-3-5205-5581